EXHIBIT 21 Subsidiaries of the Registrant:

The following are the subsidiaries of the Registrant:

1.

Bar Harbor Bank & Trust, a first tier wholly owned financial institution organized under the laws of the State of Maine; and

2.

Bar Harbor Trust Services, a second tier non-depository trust company organized under the laws of the State of Maine.